Exhibit 12.1
Analog Devices, Inc.
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended					Six Months Ended
	October 30,	October 29,	October 28,	November 3,	November 1	May 3,	May 2,
	2004	2005	2006	2007	2008	2008	2009
Determination of earnings:
Income from continuing operations before provision for taxes on income	$633,707	$537,201	$636,792	$661,457	$666,102	$326,006	$90,191
Amortization of capitalized interest	982	982	982	982	982	491	491
Fixed charges	1,725	1,542	2,093	1,834	1,607	815	826

Total earnings as defined	636,414	539,725	639,867	664,273	668,691	327,312	91,508

Fixed Charges:
Interest expense (a)	240	43	16	7	81	—	86
Interest portion of rent expense	1,485	1,499	2,077	1,827	1,526	815	740

Fixed charges	1,725	1,542	2,093	1,834	1,607	815	826
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$1,725	$1,542	$2,093	$1,834	$1,607	$815	$826

Ratio of earnings to fixed charges	368.9	350.0	305.7	362.2	416.1	401.6	110.8

(a)	Interest expense includes amortization of capitalized debt issue costs.